FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 January 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 18 January 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and
General Counsel

Premier Farnell plc

18 January 2005

Sir Peter Gershon CBE to succeed Sir Malcolm Bates as Chairman

Premier Farnell plc announces that Sir Peter Gershon, non-executive Director and Deputy Chairman, will succeed Sir Malcolm Bates as non-executive Chairman of the Company with effect from 1 March 2005, when Sir Malcolm will retire from the Board.

Sir Peter joined the Board of Premier Farnell plc in June 2004 as a non-executive Director and Deputy Chairman.

He was previously the first Chief Executive of the Office of Government Commerce from April 2000 to March 2004, and leader of a major review of UK Public Sector Efficiency between August 2003 and July 2004.  Prior to his work in the public sector, Sir Peter was Managing Director of Marconi Electronic Systems and a member of the GEC plc Board from 1994 to 1999 and became a Chief Operating Officer of BAE SYSTEMS plc, following the acquisition of Marconi Electronic Systems by British Aerospace in 1999.

Sir Peter is currently Non-Executive Chairman of Symbian Limited, a non-executive director of HM Treasury, Head of an independent review of Ministerial and Royal Air Travel, a Member of the Advisory Board of the UK Defence Academy, a Member of the Court and Council of Imperial College and a Member of Council of the Royal Academy of Engineering.

The Board wishes to take this opportunity to thank Sir Malcolm for his greatly-valued guidance and counsel over the 8 years that he has been Chairman of Premier Farnell and wishes him a long and happy retirement.

- ENDS -

Enquiries:

James Garthwaite, Group Director, Communications	Premier Farnell plc	+44 (0) 20 7851 4100

Andrew Lorenz / Richard Mountain	Financial Dynamics (UK)	+44 (0) 20 7269 7291